TIDAL PARTNERS LLC

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71026

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/25__ AND ENDING __12/31/25__
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Tidal Partners LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__260 Homer Ave Suite 101__
                                    (No. and Street)

__Palo Alto__	__CA__	__94301__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Pascal Roche__	__212-751-4422__	proche@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__RSM US LLP__
                    (Name – if individual, state last, first, and middle name)

30 S Wacker Dr, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Neequaye_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tidal Partners_____, as of 12/31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
David Neequaye_____ Digitally signed by David Neequaye
                              Date: 2026.03.13 09:33:19 -07'00'

Title:
Co-Founder_____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TIDAL PARTNERS LLC

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member of Tidal Partners LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Tidal Partners LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2023.

Chicago, Illinois
March 13, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

TIDAL PARTNERS LLC

Statement of Financial Condition
December 31, 2025

ASSETS		2025
Cash and cash equivalents	$	15,195,951
Accounts receivable		5,053,691
Due from affiliate		173,597
Prepaid expenses		571,147
Operating lease right-of-use asset		723,554
Fixed assets, net of accumulated depreciation		71,032
Other assets		569,239
TOTAL ASSETS	**$**	**22,358,211**

LIABILITES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and other liabilities	$	336,449
Accrued expenses		4,989,863
Operating lease liability		724,198
TOTAL LIABILITIES		6,050,510
MEMBER'S EQUITY		**16,307,701**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**22,358,211**

The accompanying notes are an integral part of this financial statement.

TIDAL PARTNERS LLC

Notes to Financial Statement

1. **Business and Organization**

   Tidal Partners LLC (the "Company"), a wholly owned subsidiary of Tidal Partners Holdings LP (the "Parent"), is a Delaware limited liability company formed on August 1, 2022. The Company was approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on July 28, 2023.

   The Company provides strategic and financial advisory services, including mergers and acquisition and capital structure advice.

   Although the Company is not exempt from SEC Rule 15c3-3, the Company limits its business activities pursuant to Footnote 74 of the SEC Release 34-70073, and accordingly, is exempt from the remaining provisions of that Rule.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   This financial statement has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

   Use of Estimates

   The preparation of the financial statement requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   In the normal course of business, the Company maintains its cash balances, which may exceed federally insured limits, in at least one financial institution. The Company has not experienced any losses on these accounts and is not exposed to any significant credit risk with respect to its depository. The Company considers amounts held in money market funds with initial maturities equal to or less than three months to be cash equivalents.

   Accounts Receivable

   Accounts receivable are recorded at the amounts billed to customers, net of an allowance for credit losses of $0. As of January 1, 2025, and December 31, 2025, the Company had accounts receivable of $2,017,483 and $5,053,691, respectively.

   The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including accounts receivable utilizing the current expected credit loss framework. The Company's expectation is that the credit risk associated with accounts receivable is that any client with which it conducts business is able to fulfill its contractual obligations. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the fees receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of December 31, 2025.

Summary of Significant Accounting Policies (continued)

Accounts payable and accrued expenses

The Company records expenses in the period in which they are incurred.

Revenue recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company earns success fees upon the successful completion of a transaction and recognizes revenue upon closing of the related transaction. The Company also derives monthly retainer revenues from financial advisory services including mergers and acquisition advice and capital structure advice. Such fees are recognized monthly as performance obligations are met. In addition, the Company earns work fees from agreements for providing advice and analysis on an as-needed basis.

Deferred revenue represents amounts collected from, or invoiced to, customers prior to completion of the performance obligation. As of January 1, 2025, and December 31, 2025, the Company had deferred revenue of $0 and $50,000, respectively, included in accounts payable and other liabilities on the statement of financial condition. There were no contract assets as of January 1, 2025, and December 31, 2025.

Income Taxes

The Company is a limited liability company treated as a disregarded entity for income tax purposes and accordingly, no provision has been made in the accompanying financial statement for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. The Company is subject to New York City unincorporated business tax ("UBT").

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Through December 31, 2025, the Company believes that it has no material uncertain income tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company and Parent are subject to income tax examinations by major taxing authorities and have been since inception.

Concentrations of Credit Risk

The company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits. The Company monitors such credit risks and has not experienced any losses related to such risks.

Summary of Significant Accounting Policies (continued)

Concentrations of Accounts Receivable

At December 31, 2025, 99% of the accounts receivable balance related to one client.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is an investment advisory business. The Company has identified one of its Partners as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The CODM uses net income to assess overall performance and to make decisions on budgeting and spending levels. These measures inform decisions regarding personnel additions and cost management actions. The CODM does not use any specific measure of assets. Additionally, the CODM uses excess net capital (see note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Disclosures of the Company's customers have been separately included within Note 2. There were no changes in segment determinations, measures reviewed by the CODM, or significant expense categories compared with prior periods.

3. **Fair Value**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The fair value of the Company's investment in the money market fund is based on quoted prices in active markets and is therefore classified within Level 1 of the fair value hierarchy. The Company did not have any assets or liabilities measured at fair value using Level 2 or Level 3 inputs as of December 31, 2025.

As of December 31, 2025, the money market fund had a fair value of $3,811,515 and is included in cash equivalents in the accompanying statement of financial condition.

4. **Net Capital**

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness, and the ratio of aggregate indebtedness to net capital not to exceed 1,500 percent of its net capital. At December 31, 2025, the Company's net capital amounted to $9,492,854, which was $9,137,723 in excess of its minimum net capital requirement of $355,131. At December 31, 2025, the percentage of aggregate indebtedness to net capital was 56.1%.

5. **Leases**

The Company leases its primary office space under an operating lease agreement. The Company's prior lease expired and a new lease was signed effective December 11, 2025. The lease has a weighted average remaining lease term of one year and a weighted average discount rate of 3.5%. The Company recognizes fixed lease costs on a straight-line basis throughout the lease term in the statement of operations. Variable lease costs are recognized in the period in which the obligation for those payments is incurred.

As of December 31, 2025, the maturities of the operating lease liability were as follows:

2025	$ 738,036
Less: present value discount	(13,838)
Operating lease liability	**$ 724,198**

6. **Related Party Transactions**

The Company has related party transactions with the Parent and affiliates. At December 31, 2025, there is a receivable from the Parent of $173,597 in the accompany statement of financial condition related to payment of expenses by the Company on behalf of the Parent.

7. **Indemnifications**

In each of its client engagements, the Company is indemnified against any and all losses, claims, damages, and liabilities to which it may become liable, arising out of, or otherwise relating to the relevant engagement.

8. **Commitments & Contingencies**

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation or claims against the Company that would have a material impact on the financial condition, operating results, or cash flows of the Company.

9. **Subsequent Events**

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statement through the date of this report and determined that there are no subsequent events requiring adjustments to or disclosure in the financial statement.